Exhibit 99.1

NQ Mobile Inc. Reports Unaudited Financial Results for the Fourth Quarter and

Fiscal Year 2015

BEIJING, March 21, 2016 /PRNewswire/ – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2015.

Highlights For Fourth Quarter 2015

•	Record Quarterly Net Revenues of $127.5 million, a 42.1% increase year-over-year from $89.7 million in the same period in 2014.

•	Record Quarterly Mobile Value Added Services (MVAS) Net Revenues of $51.4 million, a 110.5% increase year-over-year from $24.4 million in the same period in 2014.

•	Net Income attributable to NQ Mobile for the fourth quarter of 2015 was $19.9 million, or $0.21 per ADS, basic.

•	Non-GAAP net income attributable to NQ Mobile for the fourth quarter of 2015 was $43.0 million or $0.46 per ADS, basic.

•	Cash Flow generated from operations of $8.6 million.

Highlights For The Fiscal Year 2015

•	Record Annual Net Revenues of $406.7 million, a 22.4% increase year-over-year from $332.3 million in 2014.

•	Record Annual Mobile Value Added Services (MVAS) Net Revenues of $139.6 million, a 31.6% increase year-over-year from $106.1 million in the same period in 2014.

•	Net loss attributable to NQ Mobile for the fiscal year 2015 was $1.3 million.

•	Non-GAAP net income attributable to NQ Mobile for the fiscal year 2015 was $51.3 million or $0.55 per ADS, basic.

Operating Metrics as of December 31, 2015

As a reminder, beginning in the third quarter of 2014, the Company began presenting the operating metrics of average monthly active user accounts (“MAUs”) as redefined to include many emerging businesses previously not included in the Company’s user account metrics. As such, the MAUs presented herein should only be compared to the third quarter of 2014 and forward and not be compared to operating metrics previously reported in historical periods because there is not a way to accurately compare such results. The MAUs for the period presented herein and going forward are expected to be better aligned with the key underlying trends of a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of the Company’s advertising SDK into third-party applications. These indirect users generate impressions and search traffic that the Company can monetize outside of the user accounts generated directly by the Company’s own portfolio of products and applications.

Average Monthly Active User Accounts as of December 31, 2015: 198.2 million

“We are pleased with the performance of our businesses during 2015,” said Mr. Zemin Xu, Chief Executive Officer of NQ Mobile. “We made progress in our goals to divest and monetize certain assets while at the same time focusing on a core set of consumer businesses going forward.”

“The performance of the MVAS segment in the fourth quarter provides compelling evidence of the future of our consumer and entertainment businesses,” said Mr. Roland Wu, Chief Financial Officer of NQ Mobile. “Our strategy is to divest and monetize certain assets, while increasing our balance sheet and positioning our company to both increase value to shareholders while also investing in the future of our business. We are well on our way.”

Fourth Quarter 2015 Results

Revenues

Net revenues in the fourth quarter of 2015 increased 42.1% year-over-year to $127.5 million from $89.7 million in the same period in 2014.

Mobile value added service revenues increased 110.5% year-over-year to $51.4 million from $24.4 million in the same period in 2014. The increase in mobile value added service revenue was primarily attributable to the growth in mobile gaming revenues and live mobile social video platform revenues. The increase in mobile gaming revenues was primarily the result of the continuing expansion of FL Mobile’s business in both domestic and overseas markets, which grew over 129.7% compared with the same period in 2014. The significant increase in live mobile social video platform revenues was driven by the rapid growth of Showself’s business in our live video platforms, which was up 557.2% compared to the same period in 2014. The strong growth in NQ Mobile’s live mobile social video platform and mobile gaming revenues was offset by a year-over-year decrease in consumer mobile security revenues which was mainly due to the fact that the Company has been moving its focus away from premium mobile security services and focusing more on mobile applications and services.

Advertising revenues increased 7.6% year-over-year to $22.0 million from $20.4 million in the same period in 2014. The increase was mainly due to the continued expansion of our advertising networks and the monetization through advertising and successful third party application referrals.

Enterprise mobility revenues increased 18.5% year-over-year to $52.1 million from $44.0 million in the same period in 2014. This increase is mainly due to continuing strong growth of hardware sales as well as an increase in software sales.

Other revenues increased 131.2% year-over-year to $2.0 million from $0.9 million in the same period in 2014. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the fourth quarter of 2015 increased 66.2% year-over-year to $104.9 million from $63.1 million in the same period in 2014. The year-over-year increase was primarily due to higher cost of products sold within the enterprise mobility segment, as well as higher customer acquisition costs and revenue sharing costs, incurred mainly for the Company’s mobile game business and live mobile social video platform business, which was in line with the increase in corresponding revenue from these businesses.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2015 decreased 15.1% to $22.6 million from $26.5 million in the same period in 2014. Gross margin, or gross profit as a percentage of net revenues, was 17.7% in the fourth quarter of 2015, compared with 29.6% in the same period in 2014.

Operating Expenses

Total operating expenses in the fourth quarter of 2015 decreased 11.3% year-over-year to $41.2 million from $46.5 million in the same period in 2014. Non-GAAP operating expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and the amortization of intangible assets arising from acquisitions increased 52.6% year-over-year to $36.0 million from $23.6 million in the same period in 2014.

Selling and marketing expenses in the fourth quarter of 2015 decreased 6.5% year-over-year to $6.2 million from $6.6 million in the same period in 2014. Non-GAAP selling and marketing expenses, which exclude share-based compensation decreased 2.2% year-over-year to $6.3 million from $6.4 million in the same period in 2014. The year-over-year decrease resulted from the decrease in promotional activities, as well as reduced expenditures in our consumer security business.

General and administrative expenses in the fourth quarter of 2015 decreased 13.3% year-over-year to $27.2 million from $31.4 million in the same period in 2014. Non-GAAP general and administrative expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, increased 150.9% year-over-year to $22.1 million, up from $8.8 million in the same period in 2014. The year-over-year increase was mainly due to an increase in the provision for doubtful accounts based on management’s assessment at the end of the period.

Research and development expenses in the fourth quarter of 2015 decreased 7.1% year-over-year to $7.8 million from $8.4 million in the same period in 2014. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, decreased 9.1% to $7.6 million from $8.3 million in the same period in 2014. The year-over-year decrease was primarily due to reduced product development expenses mainly from our consumer security business.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, amounted to $4.4 million in the fourth quarter of 2015, compared to $19.3 million in the corresponding period in 2014.

Loss/Income from Operations and Operating Margin

Loss from operations in the fourth quarter of 2015 was $18.7 million, compared with an operating loss of $19.9 million in the same period in 2014.

Non-GAAP income from operations, which excludes share-based compensation, expenses incurred for the handling of short seller allegations, amortization of intangible assets arising from acquisitions, and impairment losses decreased to a loss of $10.8 million from Non-GAAP income of operations of $5.1 million in the same period in 2014. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was -8.5% in the fourth quarter of 2015, compared with 5.6% in the same quarter in 2014.

Foreign Exchange Gain, Interest Expenses and Other Income

Foreign exchange loss was $0.6 million in the fourth quarter of 2015, compared with a gain of $0.5 million in the same quarter of the previous year, which was affected by fluctuations in the foreign exchange rates. Interest expenses were $1.5 million in the fourth quarter of 2015, compared with $1.1 million in the same quarter a year ago. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Gain from Disposal of Subsidiary

In the fourth quarter of 2015, we recorded a gain from the disposal of a subsidiary of approximately $56.2 million related to the completion of the NationSky divestment.

Investment Impairment

In the fourth quarter of 2015, we recorded an impairment charge of $12.9 million related to certain investments we made in the past which were fully impaired during this quarter.

Income Tax

Income tax expense was $6.1 million in the fourth quarter of 2015, compared with $3.4 million in the same period in 2014.

Net Income/Loss

Net Income attributable to NQ Mobile was $19.9 million in the fourth quarter of 2015, compared with a net loss of $21.2 million in the same period in 2014. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, expenses incurred for the handling of short sellers, interest expenses related to convertible debts, amortization of intangible assets arising from acquisitions, and impairment losses was $43.0 million in the fourth quarter of 2015, compared with $6.1 million in the same period in 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $254.3 million as of December 31, 2015.

Cash Flow

Net cash flow generated from operations for the fourth quarter of 2015 was $8.6 million.

Fiscal Year 2015 Results

Revenues

Net revenues for the fiscal year 2015 increased 22.4% year-over-year to $406.7 million from $332.3 million in 2014.

Mobile value added service revenues for the fiscal year 2015 increased 31.6% year-over-year to $139.6 million from $106.1 million in 2014. The increase in mobile value added service revenues was primarily attributable to the growth in mobile gaming revenues and live mobile social video platform revenues. The increase in mobile gaming revenues primarily resulted from the continuing expansion of FL Mobile’s business in both domestic and overseas markets, which grew 66.2% compared to the previous year. The significant increase in live mobile social video platform revenues was driven by the rapid growth of the business of Showself, which was up 951.6% compared to the previous year. The strong growth in NQ Mobile’s live mobile social video platform revenues and mobile gaming was offset by a decrease in consumer mobile security revenues which was mainly due to the Company moving its focus away from premium mobile security services and focusing on mobile applications and services.

Advertising revenues for the fiscal year 2015 decreased 1.6% year-over-year to $71.7 million from $72.9 million in 2014. This was mainly due to slower smartphone sales and shipments which impacted our advertising network revenues for the fiscal year.

Enterprise mobility revenues for the fiscal year 2015 increased 27.8% year-over-year to $190.0 million from $148.7 million in 2014. The increase was due to stronger hardware and software sales.

Other revenues for the fiscal year 2015 increased 15.3% year-over-year to $5.4 million from $4.6 million in 2014. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues for the fiscal year 2015 increased 40.9% year-over-year to $319.4 million from $226.7 million in 2014. The year-over-year increase was primarily due to higher cost of products sold within the enterprise mobility segment, as well as higher customer acquisition costs and revenue sharing costs, incurred mainly for the Company’s mobile game business and live mobile social video platform business.

Gross Profit and Gross Margin

Gross profit for the fiscal year 2015 decreased 17.3% to $87.3 million from $105.7 million in 2014. Gross margin, or gross profit as a percentage of net revenues, was 21.5% for the fiscal year 2015, compared with 31.8% in 2014. The primary reason for the decline in gross profit and gross margin is the free charge of mobile security services in domestic markets and higher customer acquisition costs and revenue sharing costs, incurred mainly for the Company’s mobile game business and live mobile social video platform business.

Operating Expenses

Total operating expenses for the fiscal year 2015 decreased 35.0% year-over-year to $121.2 million from $186.6 million in 2014. Non-GAAP operating expenses, which exclude share-based compensation expenses, expenses incurred for the handling of short seller allegations, and the amortization of intangible assets arising from acquisitions, increased 12.7% year-over year to $101.3 million from $89.9 million in 2014.

Selling and marketing expenses for the fiscal year 2015 decreased 10.7% year-over-year to $26.8 million from $30.0 million in 2014. Non-GAAP selling and marketing expenses for the fiscal year 2015, which exclude share-based compensation, decreased 8.6% year-over-year to $26.1 million from $28.5 million in 2014. This was primarily due to the decrease in promotional activities, as well as reduced expenditures particularly within our consumer security business.

General and administrative expenses for the fiscal year 2015 decreased 50.0% year-over-year to $65.5 million from $131.0 million in 2014. Non-GAAP general and administrative expenses for the fiscal year 2015, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and the amortization of intangible assets arising from acquisitions, increased 26.8% year-over-year to $46.3 million from $36.5 million in 2014. The increase was primarily due to an increase in the provision for doubtful accounts based on management assessment at the end of the period.

Research and development expenses for the fiscal year 2015 increased 13.1% year-over-year to $29.0 million from $25.7 million in 2014. Non-GAAP research and development expenses for the fiscal year 2015, which exclude share-based compensation and the amortization of intangible assets arising from acquisitions, increased 16.6% to $29.0 million from $24.9 million in 2014. The year-over-year increase was primarily due to higher staff costs associated with headcount growth mainly in our enterprise mobility business.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, decreased 80.3% year-over-year to $16.6 million from $83.8 million in 2014. The decrease in share-based compensation expenses was mainly due to less performance-based share options granted in relation to the Company’s acquisitions in 2015 compared with that in 2014.

Loss/Income from Operations and Operating Margin

Loss from operations for the fiscal year 2015 was $33.9 million, compared with an operating loss of $81.0 million in fiscal year 2014.

Non-GAAP income from operations for the fiscal year 2015, which excludes share-based compensation, expenses incurred for the handling of short seller allegations and intangible assets arising from acquisitions, decreased year-over-year to a loss of $6.0 million from Non-GAAP income from operations of $23.2 million in 2014. Non-GAAP operating margin, or non-GAAP income from operations a percentage of net revenues, was -1.5% for the fiscal year 2015, compared with 7.0% in 2014. The decrease in non-GAAP operating income was mainly due to the decline in gross margin, which was affected by the increase in cost of revenues as highlighted above in the respective section on cost of revenues.

Foreign Exchange Loss, Interest Expenses/Income

Foreign exchange loss was $1.7 million for the fiscal year 2015, compared with a loss of $0.4 million in 2014. The loss in foreign exchange was primarily attributable to the fluctuation in foreign exchange rates. Interest expenses were $4.7 million for the fiscal year 2015, compared with $5.4 million in 2014. Interest expenses were primarily derived from interest expense related to convertible debts, offset by the interest income from certain term deposits.

Gain from Disposal of Subsidiary

In the fiscal year of 2015, we recorded a gain from the disposal of subsidiary of approximately $56.2 million related to the completion of the NationSky divestment.

Investment Impairment

In the fiscal year of 2015, we recorded an impairment charge of $15.5 million related to certain investments we made in the past which were fully impaired.

Income Tax

Income tax expense was $9.2 million for the fiscal year 2015, compared with $5.5 million in 2014.

Net Loss/Income

Net Loss attributable to NQ Mobile was $1.3 million for the fiscal year 2015, compared with a net loss of $76.7 million in 2014. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, expenses incurred for the handling of short seller allegations, interest expenses related to convertible debts, amortization of intangible assets arising from acquisition and impairment losses was $51.3 million for the fiscal year 2015, compared with $36.9 million in 2014.

Cash Flow

Net cash used in operating activities for the fiscal year 2015 was $12.0 million.

Other Significant Events

Updates on the FL Mobile Divestment

In a press release on February 22 2016, the Company announced that it, Beijing Jinxin Rongda Investment Management Co., Ltd., a subsidiary of Tsinghua Holdings Co. Ltd., (“Beijing Jinxin”) and the controlling shareholder of Gansu Huangtai Wine-Marketing Industry Co., Ltd. (“Gansu Huangtai”) were contemplating a transaction to sell the entire stake of FL Mobile Jiutian Technology Co., Ltd., the Company’s consolidated affiliate in China, to Gansu Huangtai. Subsequently, on March 14, 2016, however, the Company was informed that Gansu Huangtai was not able to proceed further with such proposed transaction. Beijing Jinxin remains committed to the binding framework agreement announced on August 26, 2015 and is working with the Company on the completion of that transaction.

NQ Mobile Appoints Mr. Justin Chen as President and General Counsel; Announces Changes to its Board of Directors

In a press release issued on February 2, 2016, the Company announced that it had appointed Mr. Justin Chen as its President and General Counsel effective as of February 2, 2016. The appointment of Mr. Chen, former independent director, to President and General Counsel necessitated a number of other changes to the Company’s board of directors (the “Board”). While Mr. Justin Chen remains as a director of the Board, he has resigned from his positions as a member of each of the audit committee, compensation committee and corporate governance and nominating committee of the Board. To fill in the vacancies, the Company has appointed Dr. Ethan Hu as an independent director, the Chair of the audit committee and a member of each of the compensation committee and the corporate governance and nominating committee of the Board, effective as of February 2, 2016. In addition to the appointment of Dr. Hu, several other changes to the Board of Directors include the resignation of Mr. Xu Zhou, Mr. Roland Wu and Mr. Max Yao from their positions as directors of the Board, effective as of February 2, 2016. Mr. Yao has also resigned as the Chair of the audit committee. Each of Mr. Xu Zhou, Mr. Roland Wu and Mr. Max Yao confirmed that his resignation did not result from any disagreement with the Company on any matter relating to the Company. Mr. Roland Wu remains as the chief financial officer of the Company. After the effectiveness of the changes to the Board, the Company’s Board consists of seven directors, four of whom are independent directors.

NationSky Divestment

In a press release issued on December 31, 2015, the Company announced that it had completed the divestment of all of NQ Mobile’s interest in the NationSky business for an aggregate consideration of US$80 million.

Termination of Proposed Divestment of Beijing Tianya

In a press release issued on December 16, 2015, the Company announced that it had terminated the agreement to sell 100% of the equity interest in Beijing Tianya Co., Ltd. (“Beijing Tianya”) to Tack Fiori International Group (“Tack Fiori”). The Proposed Divestment was terminated upon mutual agreement between NQ Mobile and Tack Fiori. In the course of reviewing the draft announcement of the Proposed Divestment, The Stock Exchange of Honk Kong Limited took the view that the Proposed Divestment would constitute a reverse takeover and would be treated as if it were a new listing application. In view of the tremendous cost and time expected to be incurred for complying with such expanded listing requirements, both NQ Mobile and Tack Fiori considered that it is beneficial to terminate the Proposed Divestment and relevant agreements.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:30 PM U.S. Eastern Time on Monday, March 21, 2016, (8:30 AM Beijing/Hong Kong Time on Tuesday, March 22, 2016).

The dial-in details for the conference call are:

U.S. Toll Free: +1-866-519-4004

International: +1-845-675-0437Hong Kong: +852-3018-6771

United Kingdom: +44-203-621-4779

China Mainland: 4006208038 or 8008190121

Conference ID: 69663033

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:30 p.m. U.S. Eastern Time on March 21 through March 29, 2016. The dial-in details for the replay are:

U.S. Toll Free: +1-646-254-3697

International: +61-2-8199-0299

Conference ID: 69663033

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, expenses related to the handling of short seller allegations and interest expenses related to convertible debts. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling short seller allegations and interest expenses related to convertible debts, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone:

+1 469 310 5281

+86 10 6452 2017

Twitter : @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	December 31, 2015	December 31, 2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	118,572	152,984
Term deposits	134,055	116,284
Restricted cash	1,640	3,767
Notes receivable	46	—
Accounts receivable, net of allowance of US$11,487 and US$8,892 as of December 31, 2015 and December 31, 2014, respectively	87,471	88,691
Inventory	1,831	13,135
Deferred tax assets, current portion	946	1,288
Prepaid expenses and other current assets, net of allowance of US$5,612 and US$nil as of December 31, 2015 and December 31, 2014, respectively	41,739	44,136

Total current assets	386,300	420,285

Non-current assets:
Equity investments, net	41,134	35,249
Property and equipment, net	5,308	5,984
Intangible assets, net	29,518	33,890
Goodwill	319,280	320,424
Deferred tax assets, non-current portion	968	167
Consideration prepaid for acquiring an investee	3,080	—
Other non-current assets	16,554	17,809

Total Assets	802,142	833,808

LIABILITIES
Current liabilities:
Advance from customers	1,493	12,552
Accounts payable	41,613	24,050
Deferred revenue	10,188	14,922
Consideration payable of acquiring an investee/associate	—	817
Accrued expenses and other current liabilities	34,277	35,239
Tax payable	13,875	5,658
Short term borrowing	175,075	—

Total current liabilities	276,521	93,238

Non-current liabilities:
Convertible debt	—	172,500
Deferred tax liabilities and other liabilities	6,979	9,159

Total Liabilities	283,500	274,897

MEZZANINE EQUITY
Total Mezzanine Equity	4,211	21,854

EQUITY
NQ Mobile Inc.’s shareholders’ equity	459,502	479,929
Non-controlling interest	54,929	57,128

Total equity	514,431	537,057

Total Liabilities, Mezzanine Equity and Equity	802,142	833,808

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share date)

	Three months ended			Twelve months ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	US$	US$	US$	US$	US$
Net Revenues
Mobile value added services	51,377	31,455	24,412	139,588	106,103
Advertising services	21,994	15,972	20,442	71,721	72,903
Enterprise mobility	52,127	39,129	43,987	190,030	148,677
Other services	1,977	1,388	855	5,352	4,641
Total net revenues	127,475	87,944	89,696	406,691	332,324

Cost of revenues*	(104,924)	(67,210)	(63,148)	(319,352)	(226,651)

Gross profit	22,551	20,734	26,548	87,339	105,673

Operating expenses:
Selling and marketing expenses*	(6,194)	(6,589)	(6,626)	(26,752)	(29,962)
General and administrative expenses*	(27,236)	(6,536)	(31,432)	(65,458)	(131,001)
Research and development expenses*	(7,803)	(7,414)	(8,403)	(29,020)	(25,665)

Total operating expenses	(41,233)	(20,539)	(46,461)	(121,230)	(186,628)

(Loss)/Income from operations	(18,682)	195	(19,913)	(33,891)	(80,955)

Interest expense	(1,460)	(1,282)	(1,102)	(4,662)	(5,360)
Foreign exchange (loss)/gain, net	(585)	(1,626)	462	(1,693)	(391)
Realized gain on disposal of a subsidiary	56,211	—	—	56,211	—
Investment income/(loss)	667	521	(794)	2,185	12,192
Impairment loss	(12,913)	—	(600)	(15,452)	(5,967)
Other income, net	1,931	2,069	4,050	6,028	7,387

Income /(Loss) before income taxes	25,169	(123)	(17,897)	8,726	(73,094)

Income tax expense	(6,075)	(2,279)	(3,448)	(9,243)	(5,518)

Net income/(loss)	19,094	(2,402)	(21,345)	(517)	(78,612)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	US$	US$	US$	US$	US$
Net loss attributable to the non-controlling interest	1,180	346	364	911	2,125

Net income attributable to the mezzanine classified non-controlling interest	(401)	(432)	(251)	(1,697)	(251)

Net income/(loss) attributable to NQ Mobile Inc.	19,873	(2,488)	(21,232)	(1,303)	(76,738)

Net income/(loss)	19,094	(2,402)	(21,345)	(517)	(78,612)
Other comprehensive (loss)/income: foreign currency translation adjustment	(13,013)	(25,612)	2,740	(38,191)	362

Comprehensive income/(loss)	6,081	(28,014)	(18,605)	(38,708)	(78,250)

Comprehensive loss attributable to non-controlling interest	5,141	323	342	4,807	2,103

Comprehensive income attributable to the mezzanine classified non-controlling interest	(401)	(432)	(251)	(1,697)	(251)
Comprehensive income/(loss) attributable to NQ Mobile Inc.	10,821	(28,123)	(18,514)	(35,598)	(76,398)

Net earnings /(loss) per Class A and Class B common shares, Basic	0.0421	(0.0053)	(0.0466)	(0.0028)	(0.1902)
Net earnings /(loss) per Class A and Class B common shares, Diluted	0.0413	(0.0053)	(0.0466)	(0.0028)	(0.1902)
Net earnings /(loss) per ADS, Basic	0.2105	(0.0265)	(0.2330)	(0.0140)	(0.9510)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	US$	US$	US$	US$	US$
Net earnings /(loss) per ADS, Diluted	0.2065	(0.0265)	(0.2330)	(0.0140)	(0.9510)
Weighted average number of common shares outstanding:
Basic	472,008,418	470,059,612	455,920,270	466,691,632	403,443,828
Diluted	480,856,846	470,059,612	455,920,270	466,691,632	403,443,828
*Share-based compensation expenses included in:
Cost of revenues	17	50	52	164	263
Selling and marketing expenses	(79)	191	209	683	1,430
General and administrative expenses	4,509	(1,781)	18,933	16,077	81,129
Research and development expenses	(24)	58	120	(366)	1,022
Total	4,423	(1,482)	19,314	16,558	83,844

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Twelve months ended
	December 31, 2015	September 30, 2015	December 31, 2014	December 31, 2015	December 31, 2014
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(6,194)	(6,589)	(6,626)	(26,752)	(29,962)
Adjustment (a)	(79)	191	209	683	1,430

Non-GAAP selling and marketing expenses	(6,273)	(6,398)	(6,417)	(26,069)	(28,532)

General and administrative expenses under GAAP	(27,236)	(6,536)	(31,432)	(65,458)	(131,001)
Adjustment (a)	4,509	(1,781)	18,933	16,077	81,129
Adjustment (b)	—	—	2,724	—	9,549
Adjustment (d)	596	601	955	3,111	3,819

Non-GAAP general and administrative expenses	(22,131)	(7,716)	(8,820)	(46,270)	(36,504)

Research and development expenses under GAAP	(7,803)	(7,414)	(8,403)	(29,020)	(25,665)
Adjustment (a)	(24)	58	120	(366)	1,022
Adjustment (d)	249	248	(58)	381	(231)

Non-GAAP research and development expenses	(7,578)	(7,108)	(8,341)	(29,005)	(24,874)

(Loss)/Income from operations under GAAP	(18,682)	195	(19,913)	(33,891)	(80,955)
Adjustment (a)	4,423	(1,482)	19,314	16,558	83,844
Adjustment (b)	—	—	2,724	—	9,549
Adjustment (d)	3,429	2,561	2,931	11,364	10,727

Non-GAAP (loss)/income from operations	(10,830)	1,274	5,056	(5,969)	23,165

Net income/(loss) attributable to NQ Mobile Inc.under GAAP	19,873	(2,488)	(21,232)	(1,303)	(76,738)
Adjustment (a)	4,423	(1,482)	19,314	16,558	83,844
Adjustment (b)	—	—	2,724	—	9,549
Adjustment (c)	2,322	2,314	2,355	9,239	9,502
Adjustment (d)	3,429	2,561	2,931	11,364	10,727
Adjustment (e)	12,913	—	—	15,452	—

Non-GAAP net income attributable to NQ Mobile Inc.	42,960	905	6,092	51,310	36,884

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	94,401,684	94,011,922	91,184,054	93,338,326	80,688,766
Diluted	96,171,369	95,758,176	95,592,633	95,203,347	86,227,583
Non-GAAP earnings per ADS, basic	0.4551	0.0096	0.0668	0.5497	0.4571
Non-GAAP earnings per ADS, diluted	0.4467	0.0095	0.0637	0.5390	0.4278

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the expenses incurred for the handling of short seller allegations
(c)	Adjustment to exclude the interest expenses related to convertible debt
(d)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(e)	Adjustment to exclude impairment loss

The financial results presented in this release are unaudited and are subject to audit. The Company will include the audited consolidated financial statements for the fiscal year ended December 31, 2015 in its annual report on Form 20-F.